Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Baker Hughes Incorporated

Q4 2014

Earnings Call Script

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, on December 19, 2014, Halliburton filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Baker Hughes and Halliburton will each file with the SEC a definitive proxy statement/prospectus and other documents with respect to the proposed acquisition of Baker Hughes and a definitive proxy statement/prospectus will be mailed to stockholders of Baker Hughes and Halliburton. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on July 21, 2014 and December 9, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes’ or Halliburton’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 1   Opening Title Slide          Operator

My name is Paula and I will be your conference facilitator. At this time, I would like to welcome everyone to the Baker Hughes 4th quarter 2014 earnings conference call.

All lines have been placed on mute to prevent any background noise.  After the speakers’ remarks there will be a question & answer period. If you would like to ask a question during this time, simply press star then the number 1 on your telephone key pad. If you would like to withdraw your question, press the pound sign.

Thank you. I will now turn the conference over to Mr. Trey Clark, Vice President of Investor Relations.

Sir, you may proceed.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 2   Conference Call Agenda          Trey Clark

Thank you, Paula. Good morning everyone. And welcome to the Baker Hughes 4th Quarter 2014 earnings conference call.

Here with me today is our Chairman and CEO, Martin Craighead, and Kimberly Ross, Senior Vice President and Chief Financial Officer. Today’s presentation, and the earnings release that was issued earlier today, can be found on our website at bakerhughes.com.

Slide 3   Forward Looking Statement

As a reminder, during the course of this conference call, we will provide predictions, forecasts, and other forward-looking statements. Although they reflect our current expectations, these statements are not guarantees of future performance, but involve a number of risks and assumptions. We advise you to review our SEC filings for a discussion of some of the factors that could cause actual results to differ materially.

Also, reconciliation of operating profit and other non-GAAP measures to GAAP results can be found on our earnings release, and on our website at Bakerhughes.com, under the Investor Relations section.

And with that, I’ll turn the call over to Martin Craighead.

Martin. . . .

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 4   2014 Review (title slide)          Martin Craighead

Thanks Trey, and good morning.

Let me start by saying that I am very pleased with our performance in the fourth quarter. We delivered strong results to end a record year for Baker Hughes.

I expect 2015 to be pivotal in many ways for our company and our industry, and I will provide you with our views on the marketplace later in the call. But first let me provide perspective on the prior year and the fourth quarter…

Slide 5   Objectives

We entered 2014 with a number of strategic initiatives, which we communicated at our analyst conference in May: we planned to leverage our strength in well construction to grow share in deepwater and unconventional markets… and we wanted to establish differentiating positions in our well production and midstream product lines through technology development.

We also outlined three financial targets:

●	First, to raise margins in the Western Hemisphere; targeting the mid-teens in North America by year’s end.

●	Second, was to achieve double-digit revenue growth in the Eastern Hemisphere.

●	And third, was to maintain capital discipline and deliver strong free cash flow.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 6 Innovations

Achieving these performance objectives would require managing our business more efficiently, and delivering on our strategy: to convert innovations into earnings. That means leveraging our strength in technology development and our global supply chain, to deliver differentiating new products and services which are designed to solve our customers’ three biggest challenges of: efficient well construction, optimized well production, and increased ultimate recovery.

The cornerstone of this strategy is to accelerate new product development and to maximize returns early in the product life cycle. One of the targets that we shared at our conference was to increase the revenue generated from products within the first twelve months after they’ve been commercialized. We set an ambitious target of $1 billion dollars in revenue for the year – a 20% increase over the prior year.

During the year, our Global Products and Services group introduced more than 160 new products and services to the market. That means on average, we brought a new solution to the market every 55 hours.

Now, let me share a few examples of technologies which are re-shaping our industry and our financial performance:

Among the most impactful innovations we have brought to market has been our ProductionWave solution, which integrates cutting edge artificial lift technologies with production chemicals and remote monitoring services to optimize production in the unconventionals.

ProductionWave has come to market at the right time and at the right price point to become a true differentiator, and today we already have approximately 5,000

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

ProductionWave solutions installed in North America and a growing number of international markets. Not surprisingly, Artificial Lift was our fastest growing product line in 2014.

FASTrak is also gaining momentum. This technology remains the world’s only commercially available service designed to reduce reservoir uncertainty and maximize ultimate recovery by analyzing and extracting samples while drilling. This service has seen strong demand in exploration markets, with deployments in 13 different countries across each of our operating segments…. and is part of the reason why we’ve increased our share of drilling services in virtually every deepwater market around the world.

ShadowPlug is another example of a recent technology breakthrough. By leveraging our strength in completion systems and material sciences, we created the world’s first large-bore plug, which incorporates a disintegrating metallic ball. This innovation eliminates the need to mill out plugs following well completion, removing a critical barrier to achieving unlimited lateral lengths, and expanding the possibilities of well construction altogether. Sales for ShadowPlug grew exponentially over the year, with fourth quarter sales exceeding the first three quarters combined.

These are just a few of the innovations we placed some big bets on, and these bets are paying off… creating value for our customers, differentiation for Baker Hughes, and more than $1 billion dollars in revenue from new products.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 7 2014 Execution

We also highlighted that our focus is squarely on execution and outcomes.

In North America, we set out to completely transform our largest product line – our pressure pumping business. This is part of a multi-year initiative we put in place, shortly after I became CEO. The plan included key investments to modernize our supply chain, deployment of new technologies to drive efficiencies at the wellsite, and the relentless pursuit of contracts with larger, more efficient customers.

Our North America results are a reflection of this plan in action. For the fourth quarter I am pleased to report that our U.S. Pressure Pumping margins were the highest they’ve been, in three years.

Taking a look at our international operations, we are also seeing the benefit of investments made over the last few years, leading to significant contract wins in Brazil, Norway, Angola, and the Middle East.

At the same time, we made the tough decision to exit some projects that weren’t generating satisfactory returns. In Iraq, we demobilized on a major contract this summer, freeing up resources to be redeployed to more profitable projects in the region, contributing to better margins in our Middle East / Asia Pacific segment, and profitability in Iraq.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

In Libya, we shut down our onshore operations there and reorganized our North African geomarket, allowing us to service the offshore market safely and efficiently from neighboring countries. During the fourth quarter, North Africa margins were at their highest level, since the geomarket was formed more than five years ago.

In Venezuela, we altered our business model by partnering with local providers… allowing us to maintain support for this vital oil-producing country, while at the same time significantly reducing our working capital exposure. Today, our net receivables in Venezuela are less than one percent of our total receivables balance, a fraction of what it used to be only a couple years ago.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Across all of our international operations, we are seeing increased earnings from investments made to modernize our infrastructure and enhance our global supply chain.

During the fourth quarter, we delivered the highest volume of year-end product sales in the history of Baker Hughes. Our manufacturing, operations, and supply chain teams all worked in concert to fabricate, sell, and deliver an unprecedented volume of completion systems, drilling assemblies, artificial lift products, and wireline technologies to customers across Asia, Latin America, and the Middle East. Compared to the previous year, fourth quarter product sales increased nearly 20%… a remarkable example of execution, and a solid way to punctuate the end of a very positive year.

We also grew our industrial segment and increased our capabilities through the acquisition of a complementary pipeline services business. In alignment with our strategy to help customers optimize production, Baker Hughes has established a differentiating and very unique position in the mid-stream space, with unmatched capabilities in process & pipeline services, and downstream chemicals.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 8   2014 Outcomes

By executing our strategy and managing our business more efficiently, we delivered on each of the performance objectives we set out to achieve for the year…

●	We increased share in deepwater, with major wins in Brazil, Angola, and Norway.

●	We strengthened our position in the unconventionals with technologies like Shadow Plug, and by transforming our pressure pumping business,

●	We established a differentiating position in well production with ProductionWave,

●	and through acquisition, we have established a very unique position in the midstream market,

●	We ended the year with 15% margins in North America, and 20% margins in Latin America,

●	And in the East, we achieved 12% growth over the prior year…

We achieved these performance objectives while maintaining capital discipline and reducing our cash conversion cycle… and delivered the highest free cash flow in the history of Baker Hughes.

…and we converted these results into greater shareholder returns: we repurchased more shares and increased our dividend, all while maintaining a strong balance sheet.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

But without a doubt, the most notable highlight of the year was secured late in the fourth quarter, with the successful negotiation and signing of the merger agreement with Halliburton. We fully expect the closing of this transaction to deliver a premium to our shareholders in the near term, and provide a long term opportunity to benefit from the future upside of the combined companies.

We firmly believe in the potential of the combined companies to better serve customers with a broad suite of products and technology, and to create more opportunities for employees over the long term. Under the leadership of Mark and Belgacem, our integration teams are developing plans for an efficient and thoughtful integration... and I am very pleased with the progress to date.

Until the transaction closes, our focus remains on execution and navigating the current market downturn. Late in the fourth quarter, we began to see the first evidence that customers are pulling back activity, as reflected in the North American rig count. This is the beginning of a trend which will continue to unfold in the weeks and months ahead.

Later in today’s call, I’ll share my thoughts on what the near term outlook is for our industry, what we are doing to adjust our business accordingly, and why I am confident that Baker Hughes has the right people, the right technology, and the right strategy to remain strong in the months ahead.

But first, let me turn it over to Kimberly Ross – whom I am pleased to welcome to her first earnings call for Baker Hughes – to provide additional details on the quarter.  Kimberly...

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 9          Financial Performance          Kimberly Ross

Thanks Martin, and good morning everyone.

Slide 10          Q4 2014 Financial Highlights

Today we reported revenue for the fourth quarter of $6.6 billion dollars, a record for Baker Hughes, and an increase of $385 million dollars or 6% sequentially.

Adjusted EBITDA for the fourth quarter was also a record at $1.45 billion dollars, up 22% sequentially.

On a GAAP basis, net income attributable to Baker Hughes for the fourth quarter was $663 million dollars, or $1.52 cents per share.

Adjusted net income excludes a $34 million dollar before and after tax gain, or 8 cents per share, resulting from the deconsolidation of a joint venture in North Africa.

The effective tax rate on adjusted net income for the fourth quarter was 31.5%; a reduction from the previous quarter due to the recent extension of the U.S. R&D tax credit, and a more favorable geographic mix of sales.

As a result, adjusted net income for the fourth quarter was $629 million dollars, or $1.44 cents per share. Compared to the previous quarter, adjusted earnings per share increased $0.42 cents or 41%.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 11 North America Q4 Results

Taking a closer look at our results from operations…

We posted record revenue in North America of $3.3 billion dollars; up 5% sequentially. North America operating profit was $488 million dollars and operating profit margin was 14.8%, an increase of 270 bps versus the prior quarter and in line with the goal we communicated a year ago.

The increased profitability is attributed primarily to improved pricing and utilization in our U.S. pressure pumping business, along with increased contribution from our Gulf of Mexico and Canadian geomarkets.

In North America onshore, we maintained high activity levels throughout most of the quarter and saw increased demand for newly introduced well construction and well production technologies. As a result, the segment delivered record revenue across most product lines including pressure pumping, artificial lift, upstream chemicals, completion systems, and drill bits.

Offshore, delays caused by loop currents in the previous quarter began to dissipate in November. When coupled with a large backlog of deepwater stimulation activity, we saw a solid rebound in our Gulf of Mexico business for the quarter.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 12          International Q4 Results

Moving to International results, we posted revenue of $2.95 billion dollars, which is a 7% increase, versus the prior quarter.

Operating profit was $545 million dollars and operating profit margin was 18.4%. This represents an increase of 490 basis points compared to adjusted results in the prior quarter.

Each of our international operating segments posted increased revenue and margins, with the strongest incremental operating profit coming from Middle East / Asia Pacific. This segment remains our fastest growing business and delivered an impressive 13% top line growth sequentially, along with a 430 basis point increase in operating profit margins.

Profitable growth was achieved through an exceptionally rich mix of year-end product sales across the region along with record revenue in Drilling Services, Artificial Lift, and Pressure Pumping. Completion Systems also delivered record revenue and delivered a major well construction project on our integrated operation in Malaysia. We also saw a positive contribution from Iraq which was profitable in the fourth quarter.

We similarly posted record revenue in our Europe/Africa/Russia Caspian segment, along with an increase in operating profit margins of 410 basis points, compared to adjusted results in the third quarter. This segment benefitted from solid activity in our Angola, Continental Europe, and Nigeria geomarkets, along with strong year-end product sales across Africa and the Russia Caspian region.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

The region also profited from cost-reduction measures taken in the previous quarter in response to activity disruptions in North Africa, leading to higher margins.

Strong margin improvement was also delivered in Latin America, where we posted a 4% increase in revenue, along with a 750 basis point increase in operating profit margins. This segment benefitted from record revenue in artificial lift as a result of exceptionally high year-end product sales, particularly in the Andean region. Additionally, our Drilling Service product line delivered strong performance and secured additional share in Brazil, resulting in improved profitability for that geomarket. Our Latin America segment ended the year as our highest margin operation worldwide. This is a remarkable turnaround for a business that was unprofitable only 6 quarters ago.

Slide 13          Industrial Services Q4 Results

For our Industrial Services segment, revenue for the fourth quarter was $377 million dollars, which is a 13% increase sequentially. This increase includes a full quarter’s revenue contribution from the newly added pipeline services group which we acquired late in the third quarter. Industrial Services operating profit margins were 6.1%; reflecting seasonal reductions in activity, along with costs associated with the acquisition and integration of the new business.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015
Slide 14          Balance Sheet

Looking at cash flow and the balance sheet...

During the fourth quarter we generated $838 million dollars in free cash flow – a record for Baker Hughes.

We ended the quarter with a cash balance of $1.7 billion dollars, which is an increase of 531 million dollars or 44% over the prior quarter.

Total debt for the quarter declined by $280 million dollars, or 6% sequentially to $4.1 billion dollars, and we ended the quarter with a debt-to-capital ratio of 18%.

Capital expenditures for the quarter were $503 million dollars.

Slide 15          Near-Term Outlook And Assumptions

As we look ahead, we see that market dynamics are evolving rapidly. Customer budgets are being reset, activity levels are declining, and currencies continue to fluctuate. The further we look beyond the quarter, the greater the lack of clarity.

As a result, we are approaching this year one quarter at a time.

With that said, in North America, for the first quarter we expect the U.S. onshore rig count will continue to drop as customers reduce capital spending. The average U.S. rig count in the first quarter is projected to be approximately 15% lower than the fourth quarter average.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Additionally, we are seeing a growing inventory of wells drilled-but-not-completed, as some customers are electing to delay completions and defer production.

In Canada, we would normally expect to see peak activity levels in the first quarter. However, this year, rig counts are expected to remain relatively flat until spring, when activity normally drops sharply.

As a result of the reduction in overall activity in North America, we project decreased demand for our well construction product lines. In general, well production product lines such as our artificial lift and production chemicals should be more insulated in the short term.

Turning to international markets, we expect to see rig counts begin to slowly decline in some onshore and shallow water markets such as Continental Europe, Mexico, Australia, Iraq, and the North Sea.

International markets which should remain more resilient in the short term include emerging unconventional plays like Argentina, and deepwater markets such as Brazil and Angola. Nigeria is the exception, where activity levels are likely to decline and remain suppressed until the upcoming election is concluded.

In contrast to the declining activity predicted in many parts of the world, several Middle Eastern countries are expected to see a modest increase in activity in the near term.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Also, as a reminder, seasonal product sales which were exceptionally high in the fourth quarter are not expected to repeat in the first quarter of this year.

In summary, in addition to a sharp drop in product sales, we expect to see reduced well construction activity in most of our geographical operating segments in the first quarter, with the highest declines in North America, followed by our Europe / Africa / Russia Caspian segment. These segments will see reduced volumes of work almost immediately, and all markets may see pricing pressure as worldwide demand for well construction services continues to compress.

For Latin America, we expect to offset some of the activity declines with an increased share of drilling services in Brazil.

Similarly, activity declines in Asia Pacific will be partially offset by increased activity in parts of the Middle East.

For our Industrial Services segment, we expect seasonal reductions in our Process and Pipeline Services business, resulting in a drop in revenue. Margins however, should improve modestly as acquisition and integration costs incurred in the fourth quarter are reduced.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 16          Non-Operational Outlook And Assumptions

With respect to non-operational items…

Interest expense for the year is expected to be approximately $240 million dollars. And the effective tax rate should remain in the low-to-mid thirties…

For 2015, our goal is to remain nimble, and maintain a strong focus on asset utilization, working capital, and returns. We plan to proactively adapt to changing market conditions, by right-sizing our cost structure to reflect near-term activity levels.

While this work is still in progress, based on current estimates we expect to undertake a workforce reduction of 7,000… most of which to take place in the first quarter. As a result, we expect to book a one-time charge in the range of $160 to $185 million dollars for severance. Additionally, we are reviewing our operations for potential asset impairments such as facility closures.

At the same time, we plan to increase the rigor around the process of capital deployment. To that end, we expect to reduce Capital Expenditures by 20% compared to last year.

We enter the cycle well positioned financially and strategically. At the same time we will continue to monitor market conditions closely, adapt with agility, and remain focused on returns… all while maintaining a strong culture of safety, compliance, and controls.

At this point, I would like to turn the call back over to Martin.   Martin...

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 17          Industry Outlook

Thanks.

As Kimberly just mentioned, our industry is clearly in the early stages of a down cycle… The same sort of cycle we enter once or twice a decade. As with past cycles, the early days are always marked with a high degree of uncertainty: Which customers will cut spending, and by how much? How fast will rig counts drop and where? When will we reach bottom?

We don’t have precise answers to all these questions – and no one does – but we’ve been through this before… many times in fact.

What we’ve learned in the past, is that when the market turns down, it turns swiftly. In each of the last three downturns dating back to the nineties, we’ve seen North American rig counts fall between forty and sixty percent in a space of only twelve months. International rigs don’t tend to fall as sharply, but begin to drop steadily a couple months after the first signs of weakness appear in North America.

We see no reason to believe that this cycle will be any different. But we’ve navigated changing market conditions many times – both the upcycle and the down cycle…

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 18          Closing Thoughts

The coming months will be challenging, but Baker Hughes is very well positioned – financially and strategically – to navigate the near term efficiently. We know that the key to success is to move quickly, act decisively, and to never lose focus on your customers or your core competency. And for Baker Hughes, our core is innovation.

This industry can’t simply hope and wait for oil to climb back over $100 dollars per barrel. Instead, we must adapt to a new reality of sustained lower commodity prices.

A major element in this new reality will be technology. And to that end, we are continuing our investment in fundamental research and product development… because our customers’ need for innovative new products is more critical than ever before.

Today, our scientists and research engineers are focused on redefining what is possible… and reshaping the limits of the industry’s three fundamental challenges: Lowering the cost of well construction, optimizing well production, and increasing ultimate recoveries.

We are exploring new uses for recent discoveries in nanotechnology, to reduce the cost of an unconventional well.

We are researching new sensors and new metallurgy, capable of increasing production from ultra-deepwater reservoirs.

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

We launched a breakthrough new chemical product called JETTISON which removes oil from solids in the production stream, reducing refining costs.

And, given the outstanding success of ProductionWave that I mentioned in my opening remarks, we have greatly accelerated the research and engineering of a new product called LEAP – the same artificial lift concept we unveiled at our analyst conference.  This technology has the potential to completely redefine production management in low-rate wells, and is the latest demonstration of our leadership in production enhancement solutions.

These are just a few of the opportunities we’ve been working on. And it demonstrates that our strategy transcends market conditions and supports our purpose… to enable safe, affordable energy, improving people’s lives.

Longer term, the outlook for our industry remains strong. The world’s demand for energy will continue to climb… and the supply of energy will continue to increase in complexity, requiring greater service intensity and more advanced technology.

In the meantime we remain committed to our strategy, focused on execution, dedicated to safe, reliable service, and relentless in our pursuit of positive outcomes for the coming year.

With that, let’s go to Q&A. Trey...

Baker Hughes Q4 2014 Earnings Conference Call
January 20, 2015

Slide 19   BHI Logo          Trey Clark

Thank you, Martin.

At this point, I’ll ask the Operator to open the lines for your questions. To give everyone a fair chance to ask questions, we ask that you limit yourself to a single question and one related follow-up question.

With respect to the pending business transaction with Halliburton, as I’m sure everyone can appreciate, we are limited in what we can say while the regulatory approvals and other processes remain underway. Therefore we will not be responding to questions on this topic at this time. For information on this agreement, we direct you to the recent SEC filing for background on the deal, terms of the merger, and recommendations from our board and their advisers.

With that being said… Paula, could we have the first question please?

Operator

The first call comes from….

Trey Clark

Thanks Paula. We’ll now take one final question.

...Thanks for your time this morning. Paula, you may now close out the call.

Operator

(Closing operator remarks including replay info)